15026624

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27556

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Summit Equities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY - 5 2015
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SUMMIT EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM)

DECEMBER 31, 2014

SUMMIT EQUITIES, INC.

CONTENTS

KPMG LLP
4 Becker Farm Road
Roseland, NJ 07068

Report of Independent Registered Public Accounting Firm

The Board of Directors
Summit Equities, Inc.:

We have audited the accompanying statement of financial condition of Summit Equities, Inc. as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Summit Equities, Inc.as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Roseland, New Jersey
March 12, 2015

SUMMIT EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS	
Cash and cash equivalents	$ 3,552,555
Receivable from clearing organization	314,331
Commissions and concessions receivable	2,352,046
Furniture, fixtures and equipment, net	239,555
Escrow deposit with clearing organization	100,000
Prepaid expenses and other assets	754,982
	$ 7,313,469
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Payable to clearing organization	$ 122,457
Commissions and concessions payable	2,033,455
Deferred advisory fee revenues	193,609
Notes payable to shareholder	91,184
Accounts payable and accrued expenses	627,922
Total liabilities	3,068,627
Stockholders' equity	
Class A non-voting; authorized 1,250 shares; 60.720 issued and 39.250 shares outstanding	7,500
Class B non-voting; authorized 1,250 shares; 166.060 issued and 127.660 shares outstanding	15,178
Additional paid-in capital	1,137,172
Retained earnings	4,021,850
Treasury stock, 21.470 shares of Class A held at cost	(332,320)
Treasury stock, 38.400 shares of Class B held at cost	(604,538)
Total stockholders' equity	4,244,842
	$ 7,313,469

See accompanying notes to financial statements.

SUMMIT EQUITIES, INC.

NOTES TO FINANCIAL STATEMENT

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Summit Equities, Inc. (the "Company") is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"), and acts as a securities broker-dealer. The Company is also registered with the Securities and Exchange Commission ("SEC") as an investment adviser and provides advisory services to clients for a fee.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by the board of directors and available for issuance on March 12, 2015. Subsequent events have been evaluated through this date.

Commission and Concession Revenues and Expenses

Commission and concession revenues and expenses are recorded on the trade date. Commission and concession revenues and expenses are earned and incurred, respectively, on Mutual Fund and Variable Product transactions.

Advisory Fees

Advisory fee revenues and expenses are earned or incurred on asset management services. The Company defers revenues and expenses for advisory services provided, and recognizes these deferrals ratably on a monthly basis over the lives of the contracts.

Cash Equivalents

The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents.

Fair Value - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation techniques. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Valuation techniques that are consistent with the market or income approach are used to measure fair value. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Valuations based on inputs, other than quoted prices included in Level 1 that are observable either directly or indirectly.

1. Nature of operations and summary of significant accounting policies (continued)

Fair Value - Definition and Hierarchy (continued)

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Fair Value - Valuation Techniques and Inputs

Investments in Securities

Investments in securities that are traded on an exchange are valued at their last reported sales price as of the valuation date.

To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Securities traded on inactive markets or valued by reference to similar instruments are generally categorized in Level 2 of the fair value hierarchy.

Investments in Money Market Funds

The Company's investment in money market funds is recognized and disclosed at fair value in the financial statements on a recurring basis.

1. Nature of operations and summary of significant accounting policies (continued)

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation, which is provided on a straight-line basis over their estimated useful lives.

Asset	Estimated Useful Lives	Principal Method
Computer equipment	5 years	Straight-line
Office equipment	5 to 7 years	Straight-line
Furniture and fixtures	7 years	Straight-line
Software	3 to 5 years	Straight-line

Rent Expense

Rent was charged to operations during the term of the lease which ended August 31, 2014 by amortizing the minimum rent payment over the life of the lease, using the straight-line method. See Note 4 for the explanation of rent expense under the lease which began September 1, 2014.

Income Taxes

The stockholders of the Company have elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the individual stockholders for inclusion in their personal income tax returns. The provision for income taxes represents primarily state and local taxes for the year ended December 31, 2014.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that would reduce stockholders' equity. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2014. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes (continued)

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2011. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The following table presents information about the Company's assets measured at fair value as of December 31, 2014:

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2014
Assets (at fair value)				
Investments in securities				
Common stock	$ 71,940			$ 71,940
Mutual funds	15,001			15,001
High Yield Mutual Funds	3,235			3,235
Total investments in securities	90,176			90,176
Cash in money market funds	$ 2,880,263			$ 2,880,263

3. Furniture, fixtures and equipment

Details of furniture, fixtures and equipment as of December 31, 2014 are as follows:

Computer equipment	$	221,878
Office equipment		10,486
Software		129,850
		362,214
Less accumulated depreciation and amortization		122,659
	$	239,555

Depreciation and amortization expense was $47,932 for the year ended December 31, 2014. For the year ended December 31, 2014, the Company wrote off $175,415 of fully depreciated furniture, fixtures and equipment.

4. Capital stock

The relative rights of the two classes of stock are identical except that the Class B stock is non-voting. A buy-back agreement exists, which prohibits transfers of the ownership of the outstanding shares without the written consent of the Company and the other stockholders and provides for the determination of the price of the buy-back of shares from any shareholder. Additionally, the Company has the option to acquire shares of any deceased stockholder.

5. Related party transactions

Beginning June 1, 2001, Summit Risk Management, Inc., and Summit Financial Resources, Inc., affiliates of the Company, agreed to assume a portion of the Company's rental commitment. On October 1, 2013, this agreement was amended whereby Summit Risk Management, Inc., agreed to pay 24% weighted average of the rental commitment on a month-by-month basis. The October 1, 2013 amendment continued until the termination of the lease on August 31, 2014. Total related party reimbursements to the Company for the period January 1, 2014 through August 31, 2014 amounted to income of approximately $63,000 (see Note 8).

Beginning September 1, 2014, Summit Risk Management, Inc. entered into a new lease for the office space of the Company and its affiliates. By an agreement dated September 2, 2014, the Company agreed to pay $10,000 per month of the rental commitment on a month-by-month basis.

Summit Risk Management, Inc. provides the Company with support staff and payroll services for which the Company reimburses Summit Risk Management, Inc. on a monthly basis. Total reimbursements for the year ended December 31, 2014 amounted to approximately $3,721,000, which are included in general and administrative expenses. In addition, Summit Risk Management, Inc. sponsors a defined contribution plan (401(k)) for eligible employees, in which the Company participates. The employees may make voluntary contributions not to exceed the lesser of 100% of salary or the limitations provided for by the Internal Revenue Code. At the discretion of the Company, the Company matches a portion of the participant's contribution, with a maximum match of 6% of the employee's compensation. For the year ended December 31, 2014, the Company elected not to make a contribution.

5. Related party transactions (continued)

Total commissions paid to stockholders for the year ended December 31, 2014, included in commission and concession, and advisory fee expense, amounted to approximately $17,414,000.

On January 4, 2008, the Company signed a promissory note ("2008 Note") for the purchase of 8.935 shares of Class A stock for $90,000. The 2008 Note bears an interest of prime rate plus 1%, adjusted annually on the anniversary of the 2008 Note, but not to exceed 10%. Per the 2008 Note, only interest shall be paid for the first, second and third anniversaries and principal plus interest on the fourth anniversary. Thereafter, eleven consecutive annual principal payments with interest shall be made. The 2008 Note also requires the Company to pay a distribution from profits each year for 7 consecutive years from the date of the 2008 Note.

On June 26, 2009, the Company signed a promissory note ("2009 Note") for the purchase of 1.785 shares of Class A stock for $18,000. The 2009 Note bears an interest of prime rate plus 1%, adjusted annually on the anniversary of the 2009 Note, but not to exceed 10%. Per the 2009 Note, only interest shall be paid on January 4, 2010 and January 4, 2011 and on January 4, 2012 interest plus principal shall be paid. Thereafter, eleven consecutive annual principal payments with interest shall be made. The 2009 Note also requires the Company to pay a distribution from profits each year for 7 consecutive years from the date of the 2009 Note.

Aggregate future required principal payments are approximately as follows:

Year ending December 31

2015	$	7,000
2016		8,000
2017		9,000
2018		9,000
2019		10,000
Thereafter		48,000
	$	91,000

6. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's net capital was approximately $2,819,000, which was approximately $2,615,000 in excess of its minimum requirement of approximately $205,000.

7. Deposit with clearing organization

The Company in the aggregate must maintain a minimum balance of $1 million of net capital in accordance with its clearing agreement with their clearing organization, which processes customer transactions. For the year ended December 31, 2014, the Company had net capital of approximately $2,819,000, and an escrow deposit was $100,000.

8. Commitments

The Company was obligated under the non-cancelable lease agreements for office space which expired August 31, 2014. Rent income for the eight months ending August 31, 2014 was approximately $63,000, net of certain related party reimbursed expenses and administrative reimbursed expenses (see Note 5).

Beginning September 1, 2014, the Company agreed to pay $10,000 per month on a month-by-month basis for office space (see Note 5).

9. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

10. Off-balance sheet risk

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

11. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

12. Contingencies

The Company has been named as a respondent in an arbitration by a group of investors due to losses they sustained in an investment. The claimants are collectively seeking to recover $4.5 million in investment losses. The Company has denied all of the claimants' allegations of wrongdoing and is vigorously defending the matter. Since the outcome of this matter is uncertain, and the Company, after consultation with legal counsel, has determined that no reasonable estimate of losses, if any, can be made, there is no accrual for this matter at December 31, 2014.